
Mail Stop 3233

April 5, 2017

Via E-mail
Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

> **Re:** **Annaly Capital Management, Inc.**
> **Form 10-K**
> **Filed February 23, 2017**
> **File No. 001-13447**

Dear Mr. Votek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis

Core Earnings, Core Earnings Per Average Common Share and Annualized Core Return on Average Equity, page 55

1. Please expand your disclosure in future filings to include an enhanced discussion of TBA dollar roll income. Please include the following in your revised disclosure:
   - a discussion of why you believe dollar roll income represents the equivalent of interest income on the underlying security less an implied cost of financing.
   - an explanation of how you calculate the portion of the gain/loss from derivative instruments that is reflected as TBA dollar roll income.
   - a discussion of the methodology used to account for TBA securities in accordance with US GAAP and how that differs from the technique used to determine TBA dollar roll income.

2. We note your disclosure that you will not make an adjustment to GAAP net income (loss) in future periods to exclude the PAA. Please tell us whether you intend to make similar adjustments to other non-GAAP measures in future periods (i.e. core interest income and economic core net interest income).

Liquidity Risk Management

Maturity Profile, page 73

3. Based on your disclosure, it appears that the difference between the maturity gap and the interest rate sensitivity gap is caused by interest rate swaps and other hedges. However, it does not appear the difference between the two amounts reconciles to the swap maturity schedule in the footnotes to your financial statements. Please provide us with a reconciliation of the difference between the maturity gap and interest rate sensitivity gap. Additionally, please tell us what consideration you have given to expanding your table to provide a similar reconciliation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at (202)551-3851 or the undersigned at (202)551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities